ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

November 9, 2021

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc. Registration Statement on Form S-1 Filed on October 12, 2021 File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1. Amendment No. 1 is marked to show changes made from the previous filing made on October 28, 2021 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated October 28, 2021. We trust you shall deem the contents of this letter responsive to your comment letter.

Registration Statement on Form S-1, Filed on October 12, 2021

Market, Industry and Other Data, page 5

1.

Comment: We note your statement that investors are “cautioned not to give undue weight to any such information, projections and estimates.” Such statement may imply an inappropriate disclaimer of liability for such third-party information. Please revise to remove any implication that investors are not entitled to rely on information in your registration statement.

Response: In response to the Staff’s comment, the Company has removed the aforementioned statement from Amendment No. 1 in order to remove any implication that investors are not entitled to rely on information in the Company’s registration statement.

Prospectus Summary

Business Overview, page 6

2.	Comment: We note your disclosure that you believe JOTROL™ is the first and only resveratrol product in the world that delivers a therapeutically effective dose of resveratrol in the blood stream without causing gastrointestinal (GI) side effects and that JOTROL™ is a safe oral medication. Please revise these statements and similar statements throughout your prospectus that state or imply that your product candidates are safe or effective as these determinations are solely within the authority of the U.S. Food and Drug Administration (“FDA”) and comparable regulatory bodies. As a non-exhaustive list for illustrative purposes only, we note the following disclosures:

● Page 97: “Overall, the oral administration of JOTROL (resveratrol) as single ascending doses ranging from 200 mg up to 700 mg was safe and well tolerated in healthy adult subjects.”

● Page 103: “Studies in mice show that a high dose of resveratrol is effective in treating MPS I.”

● Page 106: “These are targets that a high dose of resveratrol has shown efficacy both in pre-clinical work as well as in the well published Turner et al. trial.”

● Pages 109-110: “We believe JOTROLTM will be demonstrated to be very safe based upon the very mild adverse events seen in our Phase I study….Resveratrol is a natural well-known product with a well-documented safety profile with only gastro-intestinal adverse side effects that we believe we have resolved with our product JOTROLTM.”

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to either remove or revise the aforementioned statements and similar statements throughout the prospectus that stated or implied that the Company’s product candidates are safe or effective in accordance with the Staff’s comment.

3.

Comment: We note your statement on page 6: “JOTROL™, based on our pre-clinical and Phase I study results, delivers resveratrol into the blood plasma with significantly greater bioavailability than conventional resveratrol and has the ability to cross the blood-brain barrier.” This comparison appears to be based on literature, like the comparison on page 97 to the MCR Friedreich’s Ataxia study and Turner et al. Alzheimer disease study. Please remove such comparison and any other comparisons that are not head-to-head trials as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials. You may generally discuss the literature on the topic in the “Description of Business” section without comparing it to the results of your trials. Additionally, on page 9 you state: “Pre-clinical testing showed that patented technology (JOTROL™) delivered 17X higher maximum level in plasma (“C-Max”) and 4X higher area under the curve (“AUC”).” Please revise to clarify what this is a comparison to and provide more details on this study.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove any comparisons which are not head-to-head trials and has further revised Amendment No. 1 to generally discuss the literature on the topic and has added more detail regarding its pre-clinical and Phase I study results in Amendment No. 1.

4.	Comment: We note your statement on page 6: “We plan to continue pursuing grant funding opportunities in all areas where they are available, such as Phase II and Phase III trials in Alzheimer’s disease (up to $75 Million available per project through NIA /NIH) as well as the opportunity in receiving at least 50% of the cost of Phase II and Phase III trials in rare (“orphan”) diseases.” Please revise the last sentence of the paragraph in which this sentence appears to reflect that you may never receive any future grants or cost savings.

Response: In response to the Staff’s Comment, the Company has revised the disclosure on page 6 of Amendment No. 1 to reflect that the Company may never receive any future grants or costs savings.

JOTROL, page 8

5.

Comment: On page 8 you say that your Phase 1 pharmacokinetic study will be cross-referenced for all indications where JOTROL™ will be used in Phase II and Phase III clinical trials. Similarly, in your pipeline table you state: “A successful Phase II trial may lead to direct Phase II/III trial in other mitochondrial rare disease since data can be referenced.” Please revise to state whether you have discussed the use of cross referencing in this manner with the FDA or other comparable regulatory authorities.

Response: In response to the Staff’s Comment, the Company has revised this disclosure in Amendment No.1 to add a discussion of the FDA guidance on cross-referencing and to state that the Company has not discussed the use of cross referencing in this manner with the FDA or other comparable regulatory authorities.

Resveratrol, page 8

6.	Comment: Given that resveratrol has never been approved by the FDA or comparable regulators to treat any of the indications shown, this presentation is speculative and without context. Please revise to remove this graphic.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to remove this graphic.

Product Development, page 9

7.	Comment: We note your statement on page 9: “There are often opportunities to get accelerated FDA approval for a rare disease indication if a product shows efficacy and has a good safety profile.” Please revise to describe the FDA pathways you are referencing in more detail and remove the word “often.” Address in your revisions that any accelerated approval pathway designation does not guarantee accelerated FDA review. Alternatively, delete this statement.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to describe the FDA pathways the Company is referencing in more detail and remove the word “often.” The company has additionally revised Amendment No. 1 to address that any accelerated approval pathway designation does not guarantee accelerated FDA review.

Product Pipeline, page 9

8.	Comment: Please remove the text descriptions under each indication in the pipeline table on page 9 and elsewhere. Each one sentence description requires more context that is not appropriate for a pipeline table, but can be described outside of the table. For example, for JNS101, describe in the “Description of Business” section what “positive outcomes” means and additional detail such as number of subjects and duration. Additionally, please tell us why you believe JNS109, JNS110 and JNS120 are sufficiently material to be included in the pipeline table considering the early stage of such programs. We note, for example, your statement on page 106 concerning JNS109 where you state: “Our Co-Chairman of the SAB, Professor Rudolph Tanzi, Ph.D., has expertise in this field and suggested that we shall investigate how JOTROLTM can have a positive impact for ALS patients.” To the extent you have taken any concrete actions in the development of these programs please describe them to us in your response.

You state in the Use of Proceeds section that you intend to use a portion of the proceeds of the offering to “fund IND submissions for Friedereich’s ataxia, MELAS and MCI/early Alzheimer’s Disease.” Where applicable, make clear in the table the extent to which you expect to rely on data from clinical trials conducted by third parties. Address in the narrative the basis for your expectations in this regard.

Response: In response to the Staff’s Comment, the Company has removed the text descriptions in Amendment No.1 under each indication in the pipeline table on page 10 and elsewhere and has removed JNS120 from the pipeline table. The Company believes that JNS 109 and JNS 110 are sufficiently material to be included in the pipeline table, despite the early state of such programs because JNS 109 and JNS 110 are both indications without any available treatment and both indications have documented problems with inflammation of the brain. The Company has therefore planned to use $2 million of the Use of Proceeds to investigate, through smaller Proof of Concept studies, possible benefits in these two indications. The Company plans to initiate both projects in the first half of 2022. Additionally, the Company has added disclosures to Amendment No. 1 in the “Description of Business” section discussing JNS 101 to add additional details such as statistically significant p-value. Additionally, the Company has replaced the referenced sentence regarding JNS109 on page 107 of Amendment No. 1. The Company has further revised Amendment No. 1 in accordance with the Staff’s foregoing comment.

Selected Historical Financial Data, page 14

9.

Comment: Please explain the usefulness of a Gross Profit subtotal when you have not reported any sales or cost of goods sold in any of the periods presented. Alternatively, please remove this subtotal from your Statement of Operations Data.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to remove the gross profit subtotal from the Statement of Operations Data.

Risk Factors

Risks Related to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies, page 54

10.	Comment: Please revise page 54 to highlight your reliance on the Acquanova AG license agreement specifically, including the consequences of the loss of such license.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to highlight its reliance on the Aquanova AG license agreement specifically, including the consequences of the loss of such license.

Use of Proceeds, page 81

11.	Comment: We note your statement on page 150: “We intend to pay a portion of the outstanding license fee due to Aquanova AG with our cash balance as of the date of this filing. We project to payout the remaining accrued license fee with proceeds from this offering.” Please revise the Use of Proceeds to reflect this use of proceeds.

Response: In response to the Staff’s Comment, the Company has revised the use of proceeds Amendment No. 1 to reflect the use of proceeds for the license to Aquanova AG.

Dilution, page 89

12.	Comment: Please explain to us how you determined your net tangible book value per share to be ($0.15) at June 30, 2021.

Response: The Company has recalculated the net tangible book value per share at June 30, 2021 to be $0.29 as follows: the Company took its total tangible assets of $1,115,995, then subtracted the Company’s total tangible liabilities of $4,849,915, for a tangible book value ($3,733,920), and divided by the number of issued and outstanding shares of common stock of 12,594,936 to get a net tangible book value per share of $0.29 and has revised the disclosure in Amendment No. 1 accordingly.

Description of Business

Business Overview, page 90

13.	Comment: Please describe the material terms of the grant with the National Institute on Aging. Additionally, file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or advise.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to include a description of the material terms of the grant with the National Institute on Aging on page 95 and has filed such agreement as Exhibit 10.17 to Amendment No. 1.

14.	Comment: Please describe the agreements with each of your key partners listed on page 128-129 and file such agreements pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to include a description of agreements with each of the Company’s key partners listed on page 128-129 and has filed such agreements as Exhibits 10.18 through 10.23 to Amendment No. 1, other than for Evolva as the Company only deals with Evolva on a basis of purchase orders for resveratrol needed for JOTROL™ manufacturing and accordingly there is no agreement with Evolva to be filed as an exhibit.

JOTROL Intellectual Property, page 93

15.	Comment: With respect to your material patents and patent applications, please revise to specify (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdiction. Please also explain the meaning of the following sentence on page 93, and, if applicable, the extent to which your patent protection for JOTROL™ is incomplete: “The patent application was assigned to Aquanova AG, as Aquanova AG has other patents on their micellar formulation technology that was utilized in creating JOTROL™.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to specify (i) the specific products, product groups and technologies to which such patents relate, (ii) whether the patents are owned or licensed, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdiction. Additionally, the Company has revised Amendment No. 1 to clarify the referenced sentence on page 94.

16.	Comment: Please revise to describe the material terms of all material license agreements, including the Aquanova AG License Agreement and the MCRI agreement, such as: (i) the nature and scope of intellectual property transferred, (ii) each parties’ rights and obligations, (iii) the duration of the agreement and royalty term, (iv) the termination provisions, (v) any upfront or execution payments, (vi) the aggregate amounts paid to date, (vii) the aggregate. future potential milestone payments segregated by development, regulatory and commercial sales milestones, and (viii) the royalty rates or a royalty range not to exceed ten percentage points per tier. Additionally, please file the Aquanova AG License Agreement and any other material license agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to add description of the referenced agreements in accordance with the Staff’s comment and has also filed the referenced agreements with Aquanova AG and MCRI as Exhibit 10.16 and 10.18, respectively to Amendment No.1.

JOTROL Pre-clinical studies, page 94

17.	Comment: With respect to your preclinical studies, please provide additional detail such as the number of studies performed and the number of subjects in each study.

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to provide additional details such as the number of studies performed and the number of subjects in each study.

18	Comment: We note the p-values on page 96. Please revise to provide p-values for all statements of statistical significance and explain how statistical significance relates to FDA standards of efficacy.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to provide p-values for all statements of statistical significance and explain how statistical significance relates to FDA standards of efficacy.

JOTROL Phase I Pharmacokinetic (“PK”) and Safety Study, page 96

19.	Comment: Please revise page 97 to clarify the different arms of the PK study (Treatment A though D).

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to clarify the different arms of the PK study.

Market Overview, page 98

20.	Comment: We note your statement on page 98: “The tables below illustrate how lucrative just one approval in an orphan indication can be. With JNS’s position of multiple possible approval in orphan diseases as well as for Alzheimer’s disease the Company feels that there are many scenarios for generating meaningful treatments for patients which ultimately will lead to financial success.” Please remove these statements and the associated table as they imply you have an increased chance of obtaining an orphan drug designation and approval for at least one candidate, which you then imply would be lucrative. You may describe what an orphan drug designation means and state that you intend to pursue multiple orphan drug designations, but also state that you may not achieve regulatory approval of any of your product candidates.

Response: In response to the Staff’s Comment, the Company has removed the referenced statements and tables from Amendment No. 1.

21.	Comment: We note the bar graph on page 99. Given your statement that the average price for a product treating an orphan drug is higher than for a product treating a non-orphan drug, the number of approved orphan drugs generating these sales is smaller than for nonorphan drugs, which is not explained in the graphic. Please revise the graphic to include the number of different types of drugs sold in each year shown. Alternatively, please remove this graphic.

Response: In response to the Staff’s Comment, the Company has removed the referenced bar graph from Amendment No. 1.

Our Relevant Market Size, page 100

22.	Comment: With respect to the rare disease market size calculation on page 100, please revise to state the countries included and name the three indications you refer to. Additionally, on page 101 you state: “The Alzheimer’s disease market is very large evident by the Aduhelm pricing of $56,000 per year per patient…We expect our product to be priced significantly lower if approved for MCI/early AD. We estimate the relevant global market size for our product to be in excess of $100 billion.” Please revise to explain the basis for your market share calculation of over $100 billion.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to state the countries included and name the three indications referred to. Additionally, the Company has revised Amendment No. 1 to remove the referenced sentence discussing the $100 billion and has added disclosure stating that the Company believe it is premature for the Company to calculate a relevant market size for Alzheimer’s disease and added disclosure clarifying how the company calculated the assumed relevant market size.

JNS101 Friedreich’s ataxia direct to Phase II, page 102

23.	Comment: Please revise to clarify your relationship with MCRI and state whether you have discussed your ability to reference this data with the FDA. Also revise to provide the p-values for “statistically different positive results” on page 102.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to clarify that the Company’s relationship with MCRI is that the Company and MCRI are party to a licensing agreement, and to state the Company’s ability to reference this data with the FDA and to provide a reference to the p-values for statistically different positive results.

JNS102 Phase II trial for MPS I, page 103

24.	Comment: On page 103 you state: “IND for Phase I, executed, approved by FDA. Small FDA hurdles to start the Phase II.” Please revise to describe the small hurdles.

Response: The Company has revised Amendment No. 1 to remove the discussion referencing small FDA hurdles and accordingly the foregoing comment is not applicable at this time.

JNS108 Mild Cognitive Impairment/early Alzheimer’s Disease, page 105

25.	Comment: Please clarify your relationship with Georgetown and whether you have discussed your ability to rely on and reference the Phase II trial conducted by Georgetown with the FDA.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to clarify the Company’s relationship with Georgetown, which is that Professor Raymond Turner, MD at Georgetown University, is a member of the Company’s Scientific Advisory Board, as the Principal Investigator and to clarify that the Company has not discussed its ability to rely on and reference the Phase II trial conducted by Georgetown with the FDA.

Competitive Advantages, page 109

26.	Comment: Please remove the comparison to Celgene on page 109 which could inappropriately imply that you will also be approved for multiple different indications for one technology and generate billions in annual sales.

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to remove the comparison to Celgene.

27.	Comment: Please remove the statement “We also believe that JOTROL™ can be sold at a very competitive price and thereby have a stronger possibility of support from payors” or revise to detail all the assumptions you are making regarding pricing. For example, explain the current stage of your manufacturing ability and the extent to which you can currently predict cost of manufacturing on a commercial scale and the limitations and assumptions inherent therein, and explain which payors you are referencing, detail the basis on which you believe payors will support you, and if you are referencing reimbursement, explain how reimbursement works including by detailing all steps you will need to complete in order to obtain reimbursement coverage if regulatory approval is granted. We note on page 110 you state you have “no plans to implement the commercialization of our product JOTROL™ but expect to either out-license JOTROL™….”

Response: In response to the Staff’s Comment, the Company has revised Amendment No. 1 to remove the statement “We also believe that JOTROL™ can be sold at a very competitive price and thereby have a stronger possibility of support from payors.”

28.	Comment: On page 110 you state: “In addition, we were able to receive, from a major pharmaceutical company, a full chronic toxicology study performed on resveratrol saving most likely 1 year in development time and over $2 million in cost.” Please revise to provide the details of this study in the appropriate subsection of the “Description of Business” section.

Response: The Company has orally discussed this comment with the Staff and according to such verbal discussion has added the confidential nature of this agreement and the name of the laboratory that conducted the study in Amendment No. 1, however the Company did not include any additional details of this study and did not a copy of this study as an exhibit to Amendment No. 1 due to the confidential nature of same as discussed with the Staff.

Marketing and Commercialization Plan, page 110

29.	Comment: On page 110 you state: “In cases with no existing available treatment an approval of a breakthrough drug spreads extremely efficient through Key Opinion Leaders (KOL) and patient advocacy groups which may reduce marketing costs.” Please revise to state that this is your belief, if true, or provide support. Additionally, revise to state that you have not applied for breakthrough designation by the FDA, if true. Please also clarify the indications you are referring to as indications “with no existing available treatment.”

Response: In response to the Staff’s Comment, the Company has revised the disclosure in Amendment No. 1 to state that the first sentence referenced in the foregoing comment is the Company’s belief and has further revised Amendment No. 1 to remove the references to “no existing available treatment” and “breakthrough” on page 110.

Executive Compensation, page 113

30.	Comment: Please revise the Summary Compensation Table to include the footnote required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K, and revise the Director Compensation Table to include the footnote required by Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised the Summary Compensation Table in Amendment No. 1 to include the footnote required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K, and revised the Director Compensation Table to include the footnote required by Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 114

31.	Comment: Please discuss the type of the R&D expense incurred and tell us whether you track your research and development costs by program area. If so, tell us your consideration given for disclosing a breakdown of such information in your filing. If not, tell us your consideration for disclosing the fact you do not track these costs by pipeline program area. In addition, quantify in your narrative discussion of the changes in such expenses the changes due to each program, or if not known, the changes due to clinical vs non-clinical.

Response: In response to the Staff’s Comment, the Company has revised this disclosure on page 114 of Amendment No. 1 to discuss the type of the R&D expense incurred and to state that the Company is not tracking research and development costs by program area at this time. The reason for this is that all of the R&D expenses incurred to date related to JOTROLTM, which is the platform product used in each indication defined in the Company’s product pipeline. Further, costs will be segregated amongst the different indications beginning next fiscal year. Additionally the Company revised the disclosure on page 114 of Amendment No. 1 to quantify the changes due to clinical vs non-clinical in accordance with the Staff’s comment.

Description of Securities, page 160

32.	Comment: Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Response: The Company acknowledges and understands the Staff’s Comment, and the Company, once it has an estimate offering price range sent, will explain the reasons for any differences between recent valuations of the Company’s common shares leading up to the planned initial public offering and the midpoint of the estimated offering price range.

General

33.	Comment: Please provide the undertaking required by Item 512(a)(5) of Regulation S-K.

Response: In response to the Staff’s Comment, the Company has revised Amendment No 1 to provide the undertaking required by Item 512(a)(5) of Regulation S-K.

34.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not presented (nor has the Company authorized anyone on its behalf to present) and do not expect to present (nor does the Company expect to authorize anyone on its behalf to present) any written communications as defined in Rule 405 under the Securities Act to potential investors in reliance on Section 5(d) of the Securities Act. Therefore, there are no supplemental copies of written communications to provide to the Staff.

If the Staff has any further comments regarding the offering statement on Form S-1, or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Christie Wong/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Margaret Schwartz/U.S. Securities and Exchange Commission
Christine Westbrook/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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